FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

□ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Elano Profit Sharing Plan
2455 Dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Profit Sharing Plan

Date 6-18-2012

Kristine L Brock
(Signature)*
Name: KRISTINE L. BROCK
Title: BENEFITS ANALYST

**Print name and title of the signing official under the signature.*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Elano Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Profit Sharing Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 18, 2012

ELANO PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets:		
Cash and cash equivalents (note 2)	$ 618,547	$ 575,956
Investments at fair value (notes 3 and 4)	65,506,557	65,609,958
Notes receivable from participants	702,880	575,429
Employee contributions receivable	-	31,521
Employer contributions receivable	1,204,991	1,267,619
Accrued dividends and interest	108,783	87,123
Total assets	68,141,758	68,147,606
Liabilities:		
Accrued expenses	7,251	21,841
Net assets available for plan benefits prior to adjustment	68,134,507	68,125,765
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(644,665)	(416,506)
Net assets available for plan benefits	$ 67,489,842	$ 67,709,259

See accompanying notes to financials statements.

ELANO PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (note 3)	$ (2,029,539)	$ 4,498,686
Dividends and interest income	1,580,042	1,358,896
	(449,497)	5,857,582
Interest on notes receivable from participants	27,920	27,323
Contributions:		
Employee	2,093,909	1,924,399
Employer	2,441,734	2,388,964
	4,535,643	4,313,363
Total additions	4,114,066	10,198,268
Deductions from net assets attributed to:		
Benefits paid to participants	4,254,729	2,019,099
Expenses and loan fees (note 1)	78,754	97,429
Total deductions	4,333,483	2,116,528
Net increase (decrease)	(219,417)	8,081,740
Net assets available for plan benefits at:		
Beginning of year	67,709,259	59,627,519
End of year	$ 67,489,842	$ 67,709,259

See accompanying notes to financial statements.

(1) Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan covering all employees of the Elano Division of Unison Industries, LLC (the "Company"), an affiliate of General Electric Company ("GE"), who have been credited with at least ninety days of service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the recordkeeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan Document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested entirely in shares of GE Common Stock and the remainder is held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) GE Institutional Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i) Vanguard Target Retirement Funds – The Vanguard Target Retirement Funds are groups of registered investment companies that separately invest in up to seven other Vanguard stock, bond, and money market funds. Because they invest in other funds, rather than individual securities, each Fund is considered a "fund of funds". The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2005
Vanguard Target Retirement 2010
Vanguard Target Retirement 2015
Vanguard Target Retirement 2020
Vanguard Target Retirement 2025
Vanguard Target Retirement 2030
Vanguard Target Retirement 2035
Vanguard Target Retirement 2040
Vanguard Target Retirement 2045
Vanguard Target Retirement 2050

The Vanguard Target Retirement Income Fund is designed for investors currently in retirement, and its investments are expected to remain stable over time. The other Vanguard Target Retirement Funds are designed for investors who plan to retire close to the year indicated in the Funds' names. These Funds' asset allocations will become more conservative over time as the target retirement date draws closer.

(j) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $16,500 in 2011 and 2010. For participants who were at least age 50 during the year, the 2011 and 2010 limit was generally $22,000.

Employer Contributions

The Company will make a matching contribution in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis.

The Company may, in its sole discretion, make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment on account of disability during the plan year in order to share in the contribution. The Company is not required to make any profit sharing contribution for any plan year.

For December 31, 2011 and 2010, the Company made profit sharing contributions of $1,204,991 and $1,245,490 respectively, which represented 15% of eligible participants' compensation for both years.

Vesting

The Plan provides for participants to be 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years. Participants are always 100% vested in their pre-tax and after-tax contributions, catch up contributions and rollover contributions, plus any earnings they generate.

Forfeitures

As of December 31, 2011 and 2010, forfeited non-vested amounts (including unrealized appreciation) totaled $759 and $26,276, respectively. In 2011, forfeitures amounting to $89,581 were utilized to pay Plan expenses and reduce Company contributions and $72,261 was utilized in 2010. Gains (losses) on earnings of forfeiture balances were ($2,112) and $1,193 during 2011 and 2010, respectively. Additions to forfeiture balances were $66,176 and $72,223 during 2011 and 2010.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from the Company and GE and its subsidiaries during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the entire principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may not be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after-tax contributions (hourly employees only) and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for six months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan (see note 2(g) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Cash and Cash Equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll cycle of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(d) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. There are no restrictions as to the redemption of this investment nor does the plan have any contractual obligations to further invest in any of the funds.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies used to measure investments at fair value.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and registered investment companies. The Plan's ownership in the collective funds is carried at fair value based on the investment's net asset value per unit and included in Level 2.

See note 4 for additional information.

(e) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2011 and 2010:

	2011		2010	
GE Common Stock	$ 11,434,470	*	$ 11,162,387	*
Registered Investment Companies:				
SSgA S&P 500 Index Fund	880,885		810,868	
GE Institutional Income Fund	4,069,018	*	3,407,655	*
GE Institutional International Equity Fund	3,091,970		4,113,474	*
GE Institutional U.S. Equity Fund	8,185,702	*	8,717,030	*
GE Institutional Strategic Investment Fund	14,426,826	*	16,211,324	*
American Funds Growth Fund of America	1,412,184		1,525,034	
Columbia Acorn Select Fund	1,651,164		2,206,545	
Vanguard Target Retirement Income Fund	107,666		85,916	
Vanguard Target Retirement 2005 Fund	57,399		86,176	
Vanguard Target Retirement 2010 Fund	43,303		105,271	
Vanguard Target Retirement 2015 Fund	319,604		14,005	
Vanguard Target Retirement 2020 Fund	305,703		36,143	
Vanguard Target Retirement 2025 Fund	242,699		99,122	
Vanguard Target Retirement 2030 Fund	138,499		9,186	
Vanguard Target Retirement 2035 Fund	280,725		119,732	
Vanguard Target Retirement 2040 Fund	104,879		21,373	
Vanguard Target Retirement 2045 Fund	88,959		25,249	
Vanguard Target Retirement 2050 Fund	40,425		13,127	
Total Registered Investment Companies	35,447,610		37,607,230	
Collective trust fund:				
Galliard Capital Management Stable Value Fund	18,624,477	**	16,840,341	**
Total investments at fair value	$ 65,506,557		$ 65,609,958	

* Investment represents more than 5% of the Plan's net assets.

** Contract value at December 31, 2011 and 2010 for the Stable Value Fund was $17,979,812 and $16,423,835 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) during 2011 and 2010 as follows:

	2011	2010
GE Common Stock	$ 11,389	$ 1,765,818
Registered Investment Companies	(2,040,928)	2,732,868
	$ (2,029,539)	$ 4,498,686

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 1.83% and 2.46% at December 31, 2011and 2010, respectively. The average crediting interest rate was 2.95% and 3.16% at December 31, 2011and 2010, respectively.

The Plan offers a number of investment options including the GE Common Stock Fund, a variety of investments in registered investment companies and a collective trust fund. The registered investment companies invest in US equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 11,434,470	$ —	$ —	$ 11,434,470
Registered Investment Companies	35,447,610	—	—	35,447,610
Galliard Capital Management Stable Value Fund	—	18,624,477	—	18,624,477
Total investments at fair value	$ 46,882,080	$ 18,624,477	$ —	$ 65,506,557

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 11,162,387	$ —	$ —	$ 11,162,387
Registered Investment Companies	37,607,230	—	—	37,607,230
Galliard Capital Management Stable Value Fund	—	16,840,341	—	16,840,341
Total investments at fair value	$ 48,769,617	$ 16,840,341	$ —	$ 65,609,958

Transfers in and out of level 3 are considered to occur at the beginning of the period.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. The GE common stock of the GE Common Stock Fund is included in the fair value measurements table as Level 1 investments and the cash portion is included in cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits.

(5) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and collective trust fund operating expenses, which include expenses paid to GEAM, reduce the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2003 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan's financial statements.

During January 2011, the Company discovered an error involving three participants where the recordkeeper failed to switch their ongoing contributions into the Vanguard Target Retirement Date Fund from the GE Strategic Investment Fund. This error affected the time period from October 2010 to January 2011 and amounted to $2,609. This amount consists of employer discretionary contribution of $2,367, employer match of $140, and participants' earnings of $71 attributable to the period affected. These funds were subsequently transferred from the GE Strategic Investment Fund to the appropriate Vanguard Target Retirement Date Fund.

During 2010, the following errors were noted in plan operations:

The deferral amounts for a participant were calculated incorrectly on his lump sum payment of $440 on March 19, 2010. The contribution elections were 3% after tax and 10% pre-tax, which would merit a 6% employer match. However, the actual amounts deducted were 1% after tax and 3% pre-tax with a 2% employer match contribution. The employee portion of the corrective distribution came to $42 with lost earnings and interest.

The employee and employer contributions for a participant were miscalculated for two weeks in July 2010. For two pay periods, $14 and $10 was deferred from the participant's after-tax earnings. It was noted that the employee after-tax contributions should have been $26 and $22 for the two pay periods, respectively. The employee portion of the corrective distribution totaled $25 with lost earnings and interest.

The after-tax contribution amount for a participant was erroneously increased by $5 per week while the employer match was increased by $10 per week beginning January 8, 2010. The total corrective transaction of $260 was deducted from the participant's payroll check.

(7) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2011 and 2010 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2011	2010
Total investments at fair value per financial statements	$ 65,506,557	$ 65,609,958
Notes receivable from participants	702,880	575,429
Total investments per Form 5500	$ 66,209,437	$ 66,185,387

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for plan benefits per the financial statements	$ 67,489,842	$ 67,709,259
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	644,665	416,506
Net assets available for plan benefits per the Form 5500	$ 68,134,507	$ 68,125,765
Total net increase (decrease) per the financial statements	$ (219,417)	$ 8,081,740
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	644,665	416,506
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	(416,506)	(79,336)
Total net income per the Form 5500	$ 8,742	$ 8,418,910

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common Stock	638,440	$	11,434,470
	SSGA S&P 500 Index Fund	Registered Investment Companies	42,637		880,885
*	GE Institutional Income Fund	Registered Investment Companies	421,223		4,069,018
*	GE Institutional International Equity Fund	Registered Investment Companies	327,887		3,091,970
*	GE Institutional U.S. Equity Fund	Registered Investment Companies	739,449		8,185,702
*	GE Institutional Strategic Investment Fund	Registered Investment Companies	1,352,092		14,426,826
	American Funds Growth Fund of America	Registered Investment Companies	49,171		1,412,184
	Columbia Acorn Select Fund	Registered Investment Companies	69,905		1,651,164
	Vanguard Target Retirement Income Fund	Registered Investment Companies	9,338		107,666
	Vanguard Target Retirement 2005 Fund	Registered Investment Companies	4,791		57,399
	Vanguard Target Retirement 2010 Fund	Registered Investment Companies	1,931		43,303
	Vanguard Target Retirement 2015 Fund	Registered Investment Companies	25,984		319,604
	Vanguard Target Retirement 2020 Fund	Registered Investment Companies	14,094		305,703
	Vanguard Target Retirement 2025 Fund	Registered Investment Companies	19,780		242,699
	Vanguard Target Retirement 2030 Fund	Registered Investment Companies	6,620		138,499
	Vanguard Target Retirement 2035 Fund	Registered Investment Companies	22,440		280,725
	Vanguard Target Retirement 2040 Fund	Registered Investment Companies	5,116		104,879
	Vanguard Target Retirement 2045 Fund	Registered Investment Companies	6,912		88,959
	Vanguard Target Retirement 2050 Fund	Registered Investment Companies	1,981		40,425
	Galliard Capital Management Stable Value Fund	Collective trust fund	847,337		18,624,477
	Total investments at fair value				65,506,557
*	Notes receivable from participants (136 loans with interest rates from 4.25% to 9.25% and maturities from 1 month to 10 years)				702,880
	Total Assets (Held at End of Year)			$	66,209,437

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan

We consent to the incorporation by reference in the registration statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 18, 2012, with respect to the statements of net assets available for benefits of the Elano Profit Sharing Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Elano Profit Sharing Plan.

KPMG LLP

New York, New York

June 18, 2012